UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8) (1)

Mothers Work, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

619903 10 7

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619903 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dan W. Matthias

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 176,475 (See Item 4)

	6.	Shared Voting Power 470,704 (See Item 4)

	7.	Sole Dispositive Power 176,475 (See Item 4)

	8.	Shared Dispositive Power 470,704 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,179 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rebecca C. Matthias

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 176,475 (See Item 4)

	6.	Shared Voting Power 470,704 (See Item 4)

	7.	Sole Dispositive Power 176,475 (See Item 4)

	8.	Shared Dispositive Power 470,704 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,179 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Mothers Work, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 456 North Fifth Street Philadelphia, PA 19123

Item 2.
	(a)	Name of Person Filing Dan W. Matthias Rebecca C. Matthias
	(b)	Address of Principal Business Office or, if none, Residence Dan and Rebecca Matthias: c/o Mothers Work, Inc. 456 North Fifth Street Philadelphia, PA 19123
	(c)	Citizenship Dan and Rebecca Matthias: United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 619903 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Dan W. Matthias beneficially owns an aggregate of 647,179 shares of Common Stock, including 176,475 shares purchasable upon the exercise of stock options and 470,704 shares owned jointly with his wife, Rebecca C. Matthias.  Rebecca C. Matthias beneficially owns an aggregate of 647,179 shares of Common Stock, including 176,475 shares purchasable upon the exercise of stock options and 470,704 shares jointly with her husband, Dan W. Matthias.  In addition to the shares purchasable upon the exercise of stock options by each such person individually, Dan W. and Rebecca C. Matthias own 470,704 shares jointly.  Collectively, as husband and wife, Dan W. and Rebecca C. Matthias beneficially own an aggregate of 823,654 shares of Common Stock.

(b) Percent of class: Dan and Rebecca Matthias each own 11.9% of the class. Collectively, as husband and wife, Dan W. and Rebecca C. Matthias own 14.7% of the class.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 176,475
(ii) Shared power to vote or to direct the vote 470,704
(iii) Sole power to dispose or to direct the disposition of 176,475
(iv) Shared power to dispose or to direct the disposition of 470,704
(1) Calculated on the basis of 5,268,535 shares of Common Stock outstanding on December 9, 2005, according to the Form 10-K of the Issuer filed on December 14, 2005.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006
	By:	/s/ Dan W. Matthias
Name: Dan W. Matthias

	By:	/s/ Rebecca C. Matthias
Name: Rebecca C. Matthias